Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

     Pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Satyam Computer Services Limited (the “Company”) hereby certifies, to such officer’s knowledge, that:

     (i) the accompanying Annual Report on Form 20-F/A of the Company for the year ended March 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

     (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: July 26, 2004	/s/ Srinivas V. Director and Senior Vice President & Chief Financial Officer

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference to any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Report of Independent Auditors’

To the Board of Directors and Shareholders of:
Satyam Computer Services Limited

In our opinion, based upon our audits and the report of other independent auditors’, the accompanying consolidated balance sheets, the related consolidated statements of operations, of cash flows and of shareholders’ equity and comprehensive income after the restatement as discussed in Note 22, present fairly, in all material respects, the financial position of Satyam Computer Services Limited and its subsidiaries as at March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of Sify Limited, a 52.51% owned subsidiary, as at March 31, 2002 and for the year then ended, which statements reflect total assets of US$84,953 thousands as at March 31, 2002 and total revenues of US$33,050 thousands for the year then ended. Those statements were audited by other independent auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sify Limited as at March 31, 2002 and for the year then ended, is based solely on the report of the other independent auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other independent auditors provide a reasonable basis for our opinion.

Price Waterhouse

Secunderabad, India

April 22, 2004